FWS Retirement Services, LLC

Statement of Financial Condition

December 31, 2015

Assets	
Cash	$ 194,953
Commissions and advisory fees receivable	340,488
Prepaid expenses	679
Other receivables	750
Total Assets	$ 536,870
Liabilities and Members' Equity	
Liabilities	
Accounts payable	$ 9,515
Total Liabilities	9,515
Members' Equity	
Class A, 2 units	227,051
Class B, 5 units	300,304
Total Members' Equity	527,355
Total Liabilities and Members' Equity	$ 536,870

See accompanying notes.